SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hausser + Taylor LLC

Beachwood, Ohio

June 13, 2005

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2004 AND 2003

(Dollars in Thousands)

	2004	2003
ASSETS
Investments (Notes 1, 6 & 8)	$2,109,999	$1,823,867
Accrued interest and dividends	6	3
Contribution receivable (Note 14)	2,258	—

Total assets	2,112,263	1,823,870

LIABILITIES
Notes payable (Note 5)	48,681	64,767
Other	1,462	1,940

Total liabilities	50,143	66,707

Net Assets Available for Benefits	$2,062,120	$1,757,163

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollars in Thousands)

	2004	2003
ADDITIONS
Participant contributions (Notes 1, 2 & 4)	$85,844	$79,558
Employer contributions (Notes 1, 2 & 4)	32,877	31,969
Interest income	16,245	17,176
Dividend income	18,814	12,731
Transfers from other plans (Note 12)	13,559	—
Net appreciation in the fair value of investments (Notes 1 & 6)	257,159	308,522

Total additions	424,498	449,956

DEDUCTIONS
Distributions to participants	114,974	107,458
Interest expense	3,335	4,436
Trustee fees and expenses	1,232	1,163

Total deductions	119,541	113,057

Increase in Net Assets Available for Benefits	304,957	336,899
Net Assets Available - Beginning of year	1,757,163	1,420,264

Net Assets Available - End of year	$2,062,120	$1,757,163

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The investments in Parker-Hannifin Corporation (the Company) common shares, the Balanced Fund, the Equity Fund, the PIMCO Total Return Fund, the Sentinel Small Company Fund, the Capital Guardian International Equity Fund, the Vanguard Institutional Index Fund, the Washington Mutual Investors Fund, the Janus Fund, the John Hancock Technology Fund, the Fidelity Freedom Income Funds, and the Fidelity Money Market funds are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Contributions

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

Company matching contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit distributions are recorded when paid.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U. S. domestic regular and part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended and restated effective April 1, 2004 to reflect the addition of the Retirement Income Account (See Note 14).

Cash

At times, the Plan maintains at a financial institution cash which exceeds federally insured amounts which may significantly differ from balance sheet amounts due to outstanding checks.

Contributions and Transfers

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker Hannifin Common Stock Fund - Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	PIMCO Total Return Fund - Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(c)	Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

(d)	Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 8 for a further description of this fund.

(e)	Balanced Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

(f)	Sentinel Small Company Fund - Invested primarily in common stocks issued by small and medium-sized companies. The Sentinel Small Company Fund replaced the ING Small Company Fund effective July 1, 2004.

(g)	Capital Guardian International Equity Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

(h)	Washington Mutual Investors Fund – Invested primarily in common stocks of U.S. companies.

(i)	Janus Fund – Invested primarily in common stocks of larger, more established companies that are expected to have greater than average earnings growth.

(j)	John Hancock Technology Fund – Invested primarily in U.S. and foreign technology companies whose stocks appear to be trading below their true value.

(k)	Vanguard Institutional Index Fund – Invested in stocks which comprise the S&P 500 Index.

(l)	Fidelity Freedom Funds – Ten mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, an amount equal to 50% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company match contributions are invested in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before- and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 ½ if the participant’s interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants election.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

4.	PLAN AMENDMENT

Participation in the 401(k)

During calendar 2003, Parker Hannifin Santa Fe Springs Money Purchase Pension Plan and the Acroloop Motion Control Systems, Inc. 401(k) Profit Sharing Plan were merged into the Plan. Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% of their total compensation for a Plan year and may change such percentage upon request. Such contributions can be made on a before and after tax basis only.

5.	NOTES PAYABLE

Notes payable at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Amortizing Notes, 6.34% due 2008	$48,681	$60,277
Senior Notes, 7.08%	—	4,490

	$48,681	$64,767

The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semi-annually through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participants’ accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations.

In February 2004, the Plan paid the remaining balance due on the 7.08% Senior Notes. Principal amounts of the 6.34% Amortizing Notes due for the four years ending December 31, 2005 through 2008 are $11,792 $12,022, $12,285 and $12,582, respectively.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

6.	INVESTMENTS

The Plan investments at fair value (determined by quoted market price) at December 31, :

	2004	2003
Cash and cash equivalents
Money Market Fund	$26	$22

Common Shares
Company Stock Fund	167,147	130,044
ESOP Fund – Allocated *	718,620	563,968
ESOP Fund – Unallocated *	88,250	100,543

Investment Contracts – estimated	305,907	298,890

Other Investments
ING Small Company Fund	—	76,686
Capital Guardian International Equity Fund	46,941	37,829
Balanced Fund	108,142	99,241
Equity Fund	183,181	168,209
Janus Fund	36,600	36,512
John Hancock Technology Fund	26,223	28,110
PIMCO Total Return Fund	93,815	97,675
Vanguard Institutional Index Fund	134,774	112,189
Washington Mutual Investors Fund	35,478	21,689
Sentinel Small Company Fund	91,951	—
Fidelity Freedom Funds	19,877	—

	776,982	678,140

Participant Loans – estimated	53,067	52,260

Total Assets Held for Investment	$2,109,999	$1,823,867

*	Non-participant directed investments

The plan’s investments appreciated in value during calendar 2004 and 2003 as follows:

	2004	2003
Company Stock Fund	$37,966	$26,344
ESOP Fund – Allocated	165,528	137,088
ESOP Fund – Unallocated	6,078	19,059
Bank Common / Collective Trusts	32,839	61,753
Mutual Funds	14,748	64,278

	$257,159	$308,522

7.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

	2004	2003
Net Assets:
ESOP Fund – Allocated	$718,589	$563,797
ESOP Fund – Unallocated	38,144	34,009

	$756,733	$597,806

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

7.	NONPARTICIPANT-DIRECTED INVESTMENTS (cont’d)

	Year ended December 31, 2004		Year ended December 31, 2003
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:
Contributions	$29,837	$369	$30,456	$1,086
Transfers (from) other plan funds	(16,648)	—	(15,817)	(1,523)
Interest income	42	3	25	66
Dividend income	7,184	1,019	7,197	1,682
Net appreciation	165,523	6,079	137,088	19,059
Benefits paid to participants	(30,778)	—	(23,163)	(1,624)
Interest expense	—	(3,335)	—	(4,436)
Fees	(368)	—	(196)	—

	$154,792	$4,135	$135,590	$14,310

8.	CONTRACT INCOME FUND

Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

	2004	2003
Contract Value of Assets	$305,907	$298,822
Fair Value of Assets	$311,013	$307,347
Average Yield of Assets	4.52%	4.75%
Return on assets for the 12 months ended December 31	4.63%	4.98%
Duration	2.97 Years	3.22 Years

The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

The Contract Income Fund contains synthetic GICs which are benefit-responsive and have an associated book-value “wrap” contract. The wrap contract amortizes gains and losses over the duration of the portfolio’s average life and assures that book-value, benefit-responsive payments can be made for participant withdrawals. The synthetic GICs (which exceeded 5% of the Plan’s net assets) included in the above amounts at December 31, 2004 and 2003 had a book value of $235,502 and $221,219, while the fair value was $239,928 and $227,438, respectively.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

9.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 2, 2002, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

11.	PARTY-IN-INTEREST

Certain plan investments are units of participation in money market funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

12.	TRANSFERS TO (FROM) THE PLAN

During calendar year 2004, the net assets of the plans identified below were transferred to (from) the Plan. The value of the individual participant accounts was not changed as a result of the transfer of assets to the Plan. For transfers to the Plan, each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
Denison Hydraulics Savings & Investment Plan for Salaried Employees	07/09/2004	$14,436
T-Squared Manufacturing Corp. 401(k) Salary Reduction Plan and Trust	05/03/2004	248
Sporlan Valve 401(k) Plan for Hourly Employees	12/29/2004	109
Colfax 401(k) Savings Plan Plus	7/28/2004	(1,234)

Total transfers during 2004		$13,559

13.	TRUSTEE / RECORDKEEPER

Effective February 25, 2003, the trustee for the Plan was changed to Fidelity Management Trust Company and the recordkeeper was changed to Fidelity Investments Institutional Operations Co., Inc.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

14.	RETIREMENT INCOME ACCOUNT

Effective April 1, 2004, a Retirement Income Account (RIA), a separate account within the Plan, was established. Most new employees of the Company are automatically enrolled in the RIA in lieu of their participation in a defined benefit plan. Some existing employees had the choice to remain with the current defined benefit plan or to participate in the RIA. Participation in the RIA for existing employees commenced July 1, 2004.

The Company makes a contribution to the participant’s RIA account in January of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service. Participants do not make contributions to the RIA. A contribution receivable of $2,258, reflecting the contribution earned by participants in 2004 but paid in 2005, has been recorded at December 31, 2004.

The RIA offers the employee the flexibility to invest the money in any of the investment funds (except the Parker Hannifin Common Stock Fund) offered by the Plan. After five years of service, employees are vested in their RIA and may withdraw their money after termination of employment. Active participants may not borrow or withdraw funds from their RIA account.

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2004

EIN 34-0451060

(Dollars in Thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Fidelity Retirement Money Market Fund	Cash and cash equivalents	**	$26
*	Parker Hannifin Corporation	Common Stock Fund	**	167,147
*	ESOP - Allocated	Common Stock Fund	$233,049	718,620
*	ESOP - Unallocated	Common Stock Fund	41,138	88,250
	Sentinel	Sentinel Small Company Fund	**	91,951
	American	Washington Mutual Investors Fund	**	35,478
	Janus	Janus Fund	**	36,600
	John Hancock	John Hancock Technology Fund	**	26,223
	Capital Guardian	Capital Guardian Inernational Equity Fund	**	46,941
	Vanguard	Vanguard Institutional Index Fund	**	134,774
	PIMCO	PIMCO Total Return Fund	**	93,815
	Victory Capital	Balanced Fund	**	108,142
	Victory Capital	Equity Fund	**	183,181
	Standish Mellon	Contract Income Fund	**	305,907
*	Fidelity	Fidelity Freedom Funds	**	19,877
*	Participant Loans	Participant loans - 5.00% - 10.50%	**	53,067

	Total Assets Held for Investment		$274,187	$2,109,999

*	Denotes party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President-Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator

June 13, 2005